Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT AND BROOKFIELD INFRASTRUCTURE
PARTNERS TO LEAD THE RESTRUCTURING AND RECAPITALIZATION OF
BABCOCK & BROWN INFRASTRUCTURE

As cornerstone investor, following an approximate US$1.1 billion investment, will own up to 40% of the restructured entity and will directly acquire 100% of
PD Ports and a ~50% economic interest in Dalrymple Bay Coal Terminal

Toronto, Canada, and Hamilton, Bermuda, October 8, 2009 – Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”1) today announced that they have signed an agreement with Babcock & Brown Infrastructure (ASX: BBI) (“BBI”) to sponsor a comprehensive restructuring and recapitalization (“Recapitalization”). BBI has a diverse portfolio of transportation and utility assets located in Australia, the U.S., the UK, continental Europe, New Zealand and China.

Under the agreement with BBI, Brookfield Asset Management and Brookfield Infrastructure (collectively, “Brookfield”) have jointly and severally subscribed for a proposed investment in stapled securities and assets of BBI of approximately US$1.1 billion.  The proposed investment is comprised of the purchase of approximately A$625 million to A$713 million (~US$555 million to $635 million) of stapled securities for a 35% to 40% interest in the restructured BBI and A$295 million (~US$265 million) for the direct purchase2 from BBI of a 49.9% economic interest in Dalrymple Bay Coal Terminal (“DBCT”) in Queensland, Australia, and 100% of PD Ports, a leading ports business in northeast England.  Immediately following the purchase of PD Ports, Brookfield will repay £100 million (~US$160 million) of debt at PD Ports.

Brookfield Asset Management and Brookfield Infrastructure have entered into an agreement under which Brookfield Infrastructure is being offered the right to act as the primary investment vehicle to acquire the BBI stapled securities and an approximate 50% interest in the direct assets. Brookfield Infrastructure intends to raise equity to fund its interest in the transaction and Brookfield Asset Management will subscribe for its pro rata share of any equity raised by Brookfield Infrastructure, subject to Brookfield Infrastructure unitholder approval.  A meeting of Brookfield Infrastructure’s unitholders will be called shortly to approve the participation of Brookfield Asset Management in any Brookfield Infrastructure offering above a specified

1 References to “Brookfield Infrastructure” are to Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and/or its subsidiaries as the context requires.
2 The purchase of DBCT is by way of convertible notes and, together with other arrangements, gives Brookfield a 49.9% economic interest.

threshold as required under Canadian securities laws.  Brookfield Asset Management will acquire any portion of the investment which Brookfield Infrastructure does not acquire.

“This transaction is a significant step forward in Brookfield’s global infrastructure growth plan and enhances our position as a leading global infrastructure asset manager,” said Sam Pollock, Senior Managing Partner and CEO of Brookfield’s Infrastructure Group. “It will add approximately US$8 billion of assets under management to Brookfield’s infrastructure platform and expand our presence in the important and growing transportation and energy infrastructure sectors.”

“This is a unique opportunity for Brookfield to invest in high quality, core infrastructure assets,” said Mr. Pollock. “Due to the contractual and regulated nature of their revenues, BBI’s portfolio of market leading infrastructure businesses tend to be resilient in economic downturns and are expected to generate consistent cash flows for shareholders now that we’ve addressed BBI’s capital structure issues.”

“We are very pleased to be working together with Brookfield to restructure and recapitalize BBI and position it for renewed growth. Brookfield’s comprehensive recapitalization proposal has the full support of our management team and the BBI Board and we believe it is the best alternative available to BBI’s securityholders for restoring our balance sheet and building on our significant strengths for the future,” said Dr. David Hamill, Chairman of Babcock & Brown Infrastructure.

Recapitalization Plan
The principal elements of the Recapitalization plan are:

•
an equity raising by BBI of A$1.5 billion comprised of: A$625 million placement to Brookfield; A$625 million placement to institutional investors; and A$250 million Security Purchase Plan (“SPP”).  Brookfield has agreed to sub-underwrite up to A$87.5 million of the SPP;

•
Brookfield, through convertible notes and other arrangements, obtains a 49.9% economic interest in DBCT and 100% of BBI’s interests in PD Ports, for A$295 million.  In addition, Brookfield will repay £100 million (~US$160 million) of PD Ports debt on closing;

•
the repayment and restructuring of BBI’s debt facilities, including the repayment of all existing corporate debt (excluding approximately A$119 million of NZ bonds) and the repayment and extension of certain asset-level debt, all funded with proceeds from the equity raise and asset sales;

•	simplification of the capital structure, including the conversion of the BBI EPS Limited Exchangeable Preference Shares (“EPS”) into BBI stapled securities;

•
separation of the Australian Energy Transmission and Distribution (“AET&D”) and Cross Sound Cable (“CSC”) assets and the associated indebtedness from the remaining BBI assets, which will be accounted for as “held for sale”; and

•	a name change, from Babcock & Brown Infrastructure to Prime Infrastructure.

For further information regarding the Recapitalization plan refer to BBI’s website at www.bbinfrastructure.com. Additional information regarding Brookfield is available at www.brookfield.com.

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BBI’s expected approximate ownership structure and indicative capitalization following the Recapitalization3 is set out in the table below:

Equity and Ownership Under Transaction	(A$millions)	Ownership[3]
Brookfield	$625 - 713	35-40%[4]
Institutional investors	625	35%
SPP subscribers (ex-Brookfield)	162 - 250	9-14%[4]
Securityholders (including converted EPS holders)	286	16%
	$1,786	100%

Brookfield Asset Management has also agreed to provide management services for a fee to both AET&D and CSC and will have the right to acquire BBI’s interests in these assets on certain defined terms.

Once recapitalized, BBI will have a more sustainable capital structure and own premier infrastructure assets that generate stable and predictable cash flows.  The Recapitalization has been designed to reduce debt leverage5 to long-term sustainable levels at both the corporate and asset levels.  The A$1.8 billion of cash proceeds from BBI’s equity raising and asset sales will allow repayment of BBI’s corporate debt outstanding6, remove material near-term debt maturities and increase liquidity. Following completion of the Recapitalization, pro forma proportional debt leverage is expected to decrease to approximately 68%.  BBI will establish a three-year A$300 million corporate borrowing facility, which is expected to be undrawn upon completion of the Recapitalization, providing BBI with additional liquidity.

Brookfield’s Investment
Brookfield will own 35% - 40% of a recapitalized BBI, which will be a global infrastructure company traded on the Australian Securities Exchange focused on the transport, energy infrastructure and utilities sectors with approximately A$5.5 billion (US$5 billion) of total assets. BBI’s portfolio of world class infrastructure assets will be diversified across asset classes, geographies and regulatory regimes. Prime Infrastructure will own:

Energy Infrastructure and Utilities

•	A 26% interest in Natural Gas Pipeline Company of America (“NGPL”): one of the largest natural gas transmission pipelines and storage systems in the U.S.
•	A 42% interest in Powerco: New Zealand’s second-largest electricity and gas distributor.
•	A 100% interest in International Energy Group (“IEG”): a UK-based independent utility connections provider and gas distributor in the Channel Islands.
•	A 100% interest in Tasmanian Gas Network (“Tas Gas”): a gas distribution network in Tasmania.

[3]
The number of securities on issue upon completion of the Recapitalization will depend on the number of securities into which EPS have converted and whether any BBINNZ Subordinated Prime Adjusting Reset Convertible Securities (“SPARCS”) have been converted into securities as at that date.

[4]	Brookfield’s ultimate ownership stake will be dependant on the number of units it is allocated under the SPP.
[5]	Debt leverage represents total proportional net debt/(total proportional net debt + total equity).
[6]	Excludes NZ bonds of NZ$148 million (approximately A$119 million).

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Transportation

•	A 100% interest in WestNet Rail: a rail infrastructure and access provider with over 5,100 kilometres of rail infrastructure in Western Australia.
•	A 50.1% interest in DBCT: currently the world’s largest coal export terminal.
•	A 60% interest in Euroports: a portfolio of port concessions in strategic locations in Europe and China.

On a direct basis, Brookfield will also acquire approximately US$1.5 billion in assets including the 49.9% economic interest in DBCT as well as 100% of PD Ports, a “landlord” port which is the third largest port by tonnage in the UK.  Furthermore, Brookfield Asset Management will manage the AET&D and CSC assets which, in aggregate, approximate US$1.5 billion in assets.

Timetable and Approvals

Closing of the Recapitalization is expected to occur in late November 2009 and is subject to satisfaction of a number of conditions including approvals from BBI stapled securityholders and EPS holders which will be sought at respective securityholder meetings expected to take place in mid to late November 2009.  In addition, the Recapitalization will only proceed if a number of lender and other counterparty consents are received, and if required approvals are received from a number of governmental and regulatory bodies both in Australia and overseas.

In the event the agreement is terminated, Brookfield will have a right of first refusal in respect of a future sale of DBCT and a call option in respect of PD Ports, in each case for a 12-month period, and a termination fee.

* * * *

Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) is focused on property, renewable power and infrastructure assets and has over US$80 billion of assets under management. The company’s common shares are listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA. For more information, visit www.brookfield.com.

Brookfield Infrastructure Partners L.P. (TSX/NYSE: BIP), was established by Brookfield Asset Management Inc. as its primary vehicle to own and operate certain infrastructure assets on a global basis.  Brookfield Asset Management owns 41% of Brookfield Infrastructure.  Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.  Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.  Brookfield Infrastructure’s units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

Babcock & Brown Infrastructure (ASX: BBI) is a specialist infrastructure entity which provides investors access to a diversified portfolio of quality infrastructure assets. BBI’s investment strategy focuses on owning, managing and operating quality infrastructure assets in Australia and internationally. For further information please visit the company’s website at www.bbinfrastructure.com.

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “intends”, “expected,” “believe,” “stable,” “predictable,” “sustainable,” “designed”, “tend,” “seeks”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to Brookfield Infrastructure’s intention to raise equity, Brookfield’s ability to complete the Recapitalization and the expected benefits thereof to Brookfield, Brookfield Infrastructure and BBI including statements regarding the future cash flow, capital structure and growth prospects of BBI following the Recapitalization, the resiliency of BBI’s infrastructure business in economic downturns, the state of BBI’s liquidity facility following completion of the Recapitalization, BBI’s ownership structure, capitalization and pro forma proportional debt leverage following completion of the Recapitalization, the future prospects of the assets that Brookfield Infrastructure operates, Brookfield Infrastructure’s plans for growth through acquisitions and other statements with respect to Brookfield’s and Brookfield Infrastructure’s beliefs, outlook, plans, expectations and intentions with respect to the Recapitalization and otherwise.  Although Brookfield and Brookfield Infrastructure believe that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which Brookfield, Brookfield Infrastructure and BBI each do business; the behaviour of financial markets, the fact that success of Brookfield Infrastructure and BBI is dependant on market demand for an infrastructure company, the availability of equity and debt financing, the ability to effectively complete the Recapitalization including the ability to satisfy all conditions of closing, the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, other risks and factors detailed from time to time in Brookfield’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States including Brookfield’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks” and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, neither Brookfield nor Brookfield Infrastructure undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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For more information, please visit our web sites at www.brookfield.com and www.brookfieldinfrastructure.com or contact:
Brookfield Asset Management Investor Relations Sachin Shah SVP, Finance Tel.: (416) 369-8268 sshah@brookfield.com Media Relations Linda Northwood Tel.: (416) 359-8647 lnorthwood@brookfield.com	Brookfield Infrastructure Partners L.P. Investor Relations Michael Botha SVP, Finance Tel.: (416) 359-7871 mbotha@brookfield.com

Media Relations - Australia
Kerrie Muskens
Head of Marketing and Communications
Tel.:           +61 2 9256 5753 or +61 410 535250
kerrie.muskens@brookfieldmultiplex.com

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